Contact: Rick Stewart Chief Executive Officer Amarin Corporation plc Phone: +44 (0) 207 907 2440 investor.relations@amarincorp.com	Ian Garland Chief Financial Officer Amarin Corporation plc Phone +44 (0) 207 907 2444 investor.relations@amarincorp.com

AMARIN CORPORATION ANNOUNCES SETTLEMENT OF
FINANCIAL OBLIGATIONS TO ELAN

LONDON, United Kingdom, February 12, 2004 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has reached a full and final agreement with Elan Corporation plc. (NYSE: ELN) and certain of its subsidiaries (“Elan”) regarding the settlement of outstanding financial obligations. The amount currently required to discharge these obligations stands at approximately $24.4 million.

Amarin will pay Elan approximately $17.2 million in cash, plus a further payment of $1 million on the successful completion of the Zelapar safety trials to discharge these obligations. Amarin will also issue to Elan a $5 million 5-year loan note with capital repayment as follows:

•	$1.5 million January 2006
•	$1.5 million July 2007
•	$2 million January 2009

At Elan’s option, the loan note can be repaid from proceeds Amarin receives from a $5 million milestone payable by Valeant Pharmaceuticals International on the NDA approval of Zelapar. The loan note is redeemable by Amarin at any time and carries an interest rate of 8%.

Additionally, Amarin will issue 500,000 warrants to Elan priced at the average market closing price for the previous 30 days prior to closing. Elan’s fully diluted ownership in Amarin increases from 25.9% to 28.0%

The agreement is conditional upon closing of the sale of Amarin Pharmaceuticals Inc. and the majority of its U.S. product portfolio.

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http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company’s actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation’s Annual Report for 2002 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.